December 16, 2024

Paul A. Wagner, Ph.D.
Chief Executive Officer
Forte Biosciences, Inc.
3060 Pegasus Park Drive, Building 6
Dallas, Texas 75247

       Re: Forte Biosciences, Inc.
           Registration Statement on Form S-3
           Filed December 13, 2024
           File No. 333-283814
Dear Paul A. Wagner Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Dan Koeppen, Esq.